Exhibit 99.2

©2021 Kornit Di gital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Q1 2021 EARNINGS CALL SUPPORTING SLIDES

SAFE HARBOR 2 ©2021 Kornit Digital. All rights reserved. This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 25 , 2021 , including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Ronen Samuel CEO Ronen Samuel CEO Alon Rozner CFO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev Amir Shaked Mandel EVP Corp Dev ON TODAY’S CALL 3 ©2021 Kornit Digital. All rights reserved.

©2021 Kornit Di gital. All rights reserved. BUSINESS HIGHLIGHTS 4 RONEN SAMUEL CEO

A STRONG START TO 2021 ©2021 Kornit Digital. All rights reserved.

EXCEEDED EXPECTATIONS • Significantly exceeded guidance on top line and profitability • Outlook for the year is very strong • Textile industry in desperate need to accelerate digital transformation • Enormous market opportunity ahead • Focused on continued innovation and scaling our business on all fronts • YOY revenue increased 152% to $66.1m, net of $3.1m in warrants 6 ©2021 Kornit Digital. All rights reserved.

BUSINESS ACTIVITY • Record quarter for shipments of mass production systems • Recurring consumables business continues to scale • Outperforming profitability goals on services • Rolling out major global expansion projects with strategic accounts • Strong quarter for the Presto • Record number of systems delivered, and growth in recurring consumables • Kornit Fashion Week was a tremendous success • Building brand recognition in the heart of Fashion industry • Scaling of new software workflow business line progressing very well 7 ©2021 Kornit Digital. All rights reserved.

©2021 Kornit Digital. All rights reserved. KORNIT ATLAS MAX NEW STANDARD FOR ON - DEMAND TEXTILE PRODUCTION KORNIT XDi T E CH N O L O G Y

©2021 Kornit Digital. All rights reserved. 9 BUSINESS MOMENTUM • Exceptional start to the year • Backlog continues to grow

© 202 1 Kornit Digital. All rights reserved. © 202 1 Kornit Digital. All rights reserved. Tuesday, May 18 10:00am - 12:00pm ET

©2021 Kornit Di gital. All rights reserved. FINANCIAL HIGHLIGHTS 1 1 ALON ROZNER CFO

QUARTERLY REVENUES • Revenue of $66.1 million vs. $26.2 million in prior year, an increase of 152.3% YoY and a decrease of 3.2% QoQ • Service revenue of $8.2 million accounting for 12.4% of revenues compared to $3.8 in prior year • 10 largest accounts represented 61.6% of revenues compared to 49.0% in prior year Geographic Revenue Split 68% 24% 8 % Q1 2021 Geographic Segments % Americas E M E A A s i a P a c i f ic 75% 20% 5 % Q4 2020 Geographic Segments % Americas E M E A A s i a P a c i f ic 12 ©2021 Kornit Digital. All rights reserved.

QUARTERLY GROSS MARGIN AND OPEX

- Non-GAAP gross margin of 47.1% increased from 33.0% in Q1 2020
- Non-GAAP operating expenses of $24.6 million compared to $19.2 in the previous year

Non GAAP Operating Expenses (% of Revenue)		
	Q1 2021	Q1 2020
Research & Development	13.5%	23.4%
Sales & Marketing	14.9%	29.4%
General & Administrative	8.8%	20.3%
Total Operating Expenses	37.2%	73.1%

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©2021 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

QUARTERLY P&L KPI Q1 2021 Q1 2020 Non - GAAP Operating Income (Loss) $6.5 $(10.5) Non - GAAP Net Income (Loss) $7.7 $(8.9) Non - GAAP Diluted EPS $0.16 $(0.22) GAAP Net Income (Loss) $5.1 $(10.1) GAAP Diluted EPS $0.11 $(0.25) Adjusted EBITDA $10.8 $(9.2) 14 ©2021 Kornit Digital. All rights reserved. $ in millions except per share amounts

QUARTERLY BALANCE SHEET AND CASH FLOW

Balance Sheet

	Q1 2021	Q4 2020	Q1 2020
Cash, Deposits & Marketable Securities	$438.7	$435.9	$247.5
Accounts Recievable	$53.1	$51.6	$32.8
Inventory	$52.8	$52.5	$46.6
Trade Payable	$26.5	$32.0	$23.0
Net Working Capital	$393.2	$387.9	$209.0

$ in millions

Cash from Operating Activities



33.9
5.1
-13.1
Q1-20
Q4-20
Q1-21

$ in millions

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©2021 Kornit Digital. All rights reserved.

Q2 2021 GUIDANCE* *we assume zero impact of warrants on revenue and operating margin for the purposes of guidance 16 ©2021 Kornit Digital. All rights reserved. • Revenue is expected to be between $ 76 . 0 million to $ 80.0 million • Non - GAAP operating income is expected to be between 11.5 % to 13.5 % of revenue

©2021 Kornit Digital. All rights reserved. T A T I M E OUR VISION CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXP R ES S T H E I R ID E NTITI ES , O N E IM P R ESS ION A THANK YOU